File No. 82-3827
ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/L.152/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611



03022590

May 29, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Award of Petroleum Concessions
Reference: Letter PTTEP No. 1.810/294/45 dated October 4, 2002

Reference is made to the 18th Petroleum Concession Bidding Round during which PTT Exploration and Production Public Company Limited (PTTEP) submitted its proposals for participation interest in Petroleum Concessions Blocks L22/43, and G4/43. PTTEP wishes to announce that the cabinet has approved the above-mentioned proposals, detailed as follows:

1. Concession Block L22/43, an oil prone area of 3,632 square kilometers adjacent to S1 project covering areas of Pitsanulok and Pichit provinces: PTTEP will hold 35% participation interest and Thai Shell Co.Ltd. will be the operator.

2. Concession Block G4/43, an oil and gas prone area of 9,686 square kilometers located in the Gulf of Thailand off the coast of Prachuab Khirikhan province: PTTEP will hold 15% participation interest and Chevron Offshore (Thailand) Ltd. will be the operator.

In addition, PTTEP has been awarded the whole of concession Block G9/43, a gas and condensate prone area in the overlapping area between Thailand and Cambodia in the Gulf of Thailand. The area covers 2,619 square kilometers and is located off the coast of Surat Thani province. The Company will not be able to operate in this area until an agreement is reached between the two countries.

Yours sincerely,

Maroot Mrigadat
Senior Vice President, New Projects
Acting President

555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. 537-4000 เทเล็กซ์ : 21751 PTTEP TH แฟ็กซ์ : 537-4333, 537-4444 http://www.ptt-ep.com